1-31-02

02020526

1106 59

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2002.

Battery Technologies Inc.
(Translation of Registrant's Name Into English)

30 Pollard Street, Richmond Hill, Ontario Canada L4B 1C3
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.

BTI received conditional TSE approval to extend the original expiry date from February 7, 2002 to the earlier of (i) February 7, 2003; and (ii) the date that is 30 days from the date that the 10 day volume weighted average trading price of the Common Shares first exceeds $0.44 (the "Trigger Price"). The TSE also approved BTI's decision to lower the original exercise price from $0.57 to $0.33.

The Warrants remained in effect unamended until 5:00 p.m. on February 7, 2002, at which time the amendments to the Warrants became effective. All parties who were not at arm's length to BTI, as that term is defined by the TSE, agreed to surrender their Warrant certificates in registered form to BTI's warrant trustee for cancellation on February 7, 2002. This resulted in approximately 17,000,000 Warrants being cancelled.

Exhibit 99.1 – Press Release announcing the above noted transactions.

Exhibit 99.2 – Material Change Report detailing the above noted transactions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BATTERY TECHNOLOGIES INC.

Date: ____________________

By: ____________________
Name: Lorna D. Eaton
Title: Vice President, Corporate Secretary and Acting Chief Financial Officer

403542.1
14271-2007

Exhibit 99.1

FOR: BATTERY TECHNOLOGIES INC.
TSE SYMBOL: BTI OTC
Bulletin Board SYMBOL: BTIOF

JANUARY 16, 2002 - 09:02 EST Battery Technologies Inc. Extends And Re-Prices Warrants; Retires 18 Million 'Insider' Warrants TORONTO, CANADA--Battery Technologies Inc. (TSE: "BTI" and OTC-BB: "BTIOF")

BTI announced today that it has received approval from the Toronto Stock Exchange (TSE) to re-price its outstanding warrants to $0.33 (the "new exercise price") and to extend the expiry date by up to one year through until February 7, 2003. The original warrants were part of the Prospectus Offering dated December 2000, in which investors purchased units offered at a price of $0.52, each unit consisting of one BTI share and one warrant exercisable at $0.57, until February 7, 2002. Coincident with the re-pricing, Nordea Bank Finland PLC (formerly Merita Bank PLC), BTI's single largest shareholder, plus six insiders (all directors or officers) have agreed to return their warrants to BTI for cancellation on February 7, 2002 in order to comply with TSE policies. The total number of warrants being cancelled is approximately 18 million. The TSE also requires the warrants to expire on the earlier of February 7, 2003 or 30 days from the date that the 10 day weighted volume average price of BTI's common shares is $0.44 or higher. Warrant holders will be notified once the accelerated expiry provision is triggered.

J. Bruce Pope, President and CEO of BTI said: "We're very pleased the TSE has approved our plan to re-price the warrants which were due to expire on February 7, 2002; as it allows greater potential for BTI to realize treasury income in the short term, by having the new exercise price reflect current market pricing and conditions. Additionally, it enables those outside investors who provided vital funding to BTI early in 2001, to have an on-going opportunity to realize a return on their investment. This is good for the company and all shareholders." He went on to say: "In all likelihood, the market previously discounted BTI's share price, taking into consideration the anticipated dilution from the 18 million warrants, consequently the removal of this large overhang is something I see as beneficial to all shareholders."

Consistent with TSE requirements, non-arm's length parties cannot benefit from such a re-pricing, hence approval of the cancellation of their warrants was required from deemed insiders, both Nordea and certain Directors and Officers of BTI. Mr. Pope added: "Nordea has continued to be extremely supportive in its new role as equity holder in BTI, just as it was as a debt holder, and we appreciate their confidence in the company in participating in the restructuring of the warrants."

BTI expects to release 4 Qtr 2001 results in the late February time-frame. Those results will reflect ongoing income from royalties and third party grants and contracts; and as well, will show the impact of BTI's Swedish acquisition's pre-Christmas sales and brand re-introductions. Mr. Pope said: " While we don't have final results as yet, we're happy with the momentum being created by Demacell, and are seeing positive impact from the advertising campaign which broke early November. We are also making progress on our joint development project for R & D on new rechargeable alkaline chemistries with RBC Technologies of College Station, Texas (www.rbctx.com) and are encouraged by initial positive results, which indicate that RBC type materials will be able to be processed on existing RAM(tm) production equipment. Our cash position continues to be strong, hence we continue to support business growth; and look forward to a strengthened business position." BTI also announced that it has engaged a new audit firm, Mintz & Partners LLP, a medium sized Toronto audit, tax and financial services partnership, replacing KPMG LLP. Mintz assume responsibility for the fiscal 2001 year end audit, while KPMG will complete specific project work currently in progress. Lorna Eaton, VP and Acting CFO said: "KPMG have served us well as we moved through the strategic repositioning of BTI over the past two years; however, our needs are changing with our new business orientation and additionally, the timing of our audit needs better coincide with Mintz's resource availability. We expect that Mintz's size and structure will enable us to realize some economies, as well."

BTI is the inventor, developer and owner of the unique, patented rechargeable alkaline manganese (RAM(TM)) battery technology on which it holds 43 patents related to chemistry, product design and manufacturing processes. BTI is engaged in the worldwide commercialization of the RAM(TM) technology and other portable energy products through its licensees and the Dema Group, a wholly owned subsidiary based in Scandinavia, engaged in the sales, marketing and distribution of battery and energy related products to European markets. RAM(TM) is a registered trademark of Battery Technologies Inc., Richmond Hill, Ontario, Canada. All other brands, product names, company names or trademarks are the property of their respective owners.

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FOR FURTHER INFORMATION PLEASE CONTACT:
Battery Technologies Inc.
Bruce Pope
President
(905) 881-5100 ext. 224
or
Battery Technologies Inc.
Lorna Eaton VP, Secretary
(905) 881-5100 ext. 230

Exhibit 99.2

BATTERY TECHNOLOGIES INC.
MATERIAL CHANGE REPORT

Form 27 - *Securities Act* (Ontario)
Form 27 - *Securities Act* (British Columbia)
Form 27 - *Securities Act* (Alberta)
Form 25 - *The Securities Act, 1988* (Saskatchewan)
Form 27 - *Securities Act* (Nova Scotia)
Form 26 - *Securities Act* (Newfoundland)

1. **Reporting Issuer**

Battery Technologies Inc. ("BTI")
30 Pollard Street
Richmond Hill, Ontario
L4B 1C3

2. **Date of Material Change**

January 15, 2001

3. **Press Release**

A press release, a copy of which is attached, was distributed using the facilities of Canada NewsWire on January 16, 2001.

4. **Summary of Material Change**

On January 15, 2001, BTI received conditional TSE approval to extend and reprice its outstanding Common Share purchase warrants ("Warrants").

5. **Full Description of Material Change**

BTI received conditional TSE approval to extend the original expiry date from February 7, 2002 to the earlier of (i) February 7, 2003; and (ii) the date that is 30 days from the date that the 10 day volume weighted average trading price of the Common Shares first exceeds $0.44 (the "Trigger Price"). The TSE also approved BTI's decision to lower the original exercise price from $0.57 to $0.33.

The Warrants remained in effect unamended until 5:00 p.m. on February 7, 2002, at which time the amendments to the Warrants became effective. All parties who not at arm's length to BTI, as that term is defined by the TSE, agreed to surrender their Warrant certificates in registered form to BTI's warrant trustee for cancellation on February 7, 2002. This resulted in approximately 17,000,000 Warrants being cancelled.

6. **Reliance on Confidentiality Provisions of Securities Legislation**

Not applicable.

7. **Omitted Information**

No significant facts remain confidential in, and no information has been omitted from, this report.

8. **Senior Officers**

For further information, contact Lorna D. Eaton, Vice President, Corporate Secretary and Acting Chief Financial Officer of BTI, at (905) 881-5100, extension 230.

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 29th day of January, 2002.

BATTERY TECHNOLOGIES INC.

By: ____________________

Lorna D. Eaton
Vice President, Corporate Secretary and
Acting Chief Financial Officer
Battery Technologies Inc.

403542.1
14271-2007